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The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the period ended October 31, 1997, amounts have been reclassified to reflect a decrease of $466,666 in accumulated net realized gain on investment transactions. Paid-in capital was increased by the same amount.